

Michael Solot · 3rd

Senior Advisor, Chicago Capital Partners

Glencoe, Illinois, United States · Contact info

368 connections

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Chicago Capital Partners

Stanford University

Experience

Managing Director
Chicago Capital Partners
Feb 2018 – Present · 3 yrs 4 mos
Chicago, IL

CCP is a diversified, Chicago-based private equity holding company looking to develop long-term business partnerships. CCP seeks to make controlling equity investments in profitable, well-managed businesses with EBITDA ranging from $2 MM to $10 MM.

CCP's unique structure and investor group allow it to have a "go-anywhere" approach when evaluating potential investments and afford CCP flexibility in investment time horizon, investment and return requirements, and type of investment.

Principal
Blue Orion LLC
2009 – Present · 12 yrs

Advise and invest in private early stage and middle market businesses.

Advisory Board Member 2016, Managing Director 2014-16
AGR Partners
Nov 2014 – Oct 2016 · 2 yrs
Chicago, IL

AGR Partners provides strategic, flexible capital cultivating long-term growth in high-quality food companies and agribusinesses. Through full buyouts or non-control investments, AGR facilitates late-stage growth, strategic acquisitions, and ownership transitions with patient capital that can invest over the long term.

Managing Director
Wind Point Partners
Jul 1999 – Jun 2009 · 10 yrs

Led purchases, financings, and sales in the food, consumer products, aerospace/defense, and restaurant segments for middle-market private equity firm Wind Point Partners.

VP, National Sales Manager; Leadership Team
Werner Ladder Co
Feb 1993 – Feb 1999 · 6 yrs 1 mo

Led Werner Ladder's ([my] 3rd generation family business, largest ladder company in world) National Accounts in the Hardware Distribution channel. Part of senior leadership focused on strategic and family management issues.

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Education

Stanford University
M.S., Industrial Engineering
1982 – 1986

The Wharton School
Master of Business Administration - MBA
1989 – 1991

Volunteer experience

Board Member
Yellowstone Forever
Jun 2011 – Present • 10 yrs

Joined Board in March 2020 after nine years on the Advisory Council. Yellowstone Forever (Foundation) is the official nonprofit partner of Yellowstone National Park. Our mission of engagement and support through philanthropy and education for the park will ensure Yellowstone remains for generations to come.

Creator
Park Journeys, Inc.
May 2012 – Present • 9 yrs 1 mo

Co-created Park Journeys, Inc. ("PJI"), a 501c3 youth development organization which seeks to educate, energize, and empower urban and rural youth through exploration, wellness and civic engagement anchored by a direct experience in one of America's National Parks. Partners include Yellowstone Forever, the Yellowstone National Park Friends of Acadia and local youth centers (as of 2020 over 40 trips from 9 cities). Please inquire if you have interest in supporting or partnering. www.parkjourneys.com.

Interests

AGR Partners
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Stanford University
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The Wharton School
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Chicago Capital Partners
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